=======================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                          -------------------

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                     International CompuTex, Inc.
                           (Name of Issuer)

                Common Stock, Par Value $.001 Per Share
                    (Title of Class of Securities)

                             4 59337 10 1
                            (CUSIP Number)



    Thybo New Ventures Limited                   With a copy to
        Par La Ville Place                      Robert Rosenman
       14 Par La Ville Road                 Cravath, Swaine & Moore
      Hamilton HM JK Bermuda                   825 Eighth Avenue
                                            New York, New York 10019
                                                 (212) 474-1300

             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           January 29, 1998
        (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Continued on following pages
                          Page 1 of 41 pages






===============================================================================

                             SCHEDULE 13D


CUSIP No. 4 59337 10 1                               Page 2 of 41 Pages


1  Name of Reporting Persons. I.R.S. Identification Nos. of Above
   Persons (entities only).

   Thybo New Ventures Limited

2  Check the Appropriate Box If a Member of a Group (See Instructions) (a)|_|
                                                                       (b)|_|

3  SEC Use Only

4  Source of Funds (See Instructions)
                                          OO

5  Check If Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)                                                     |_|

6  Citizenship or Place of Organization
                                        Bermuda

                                   7  Sole Voting Power
                                      0 Shares

                                   8  Shared Voting Power
                                      0 Shares

                                   9  Sole Dispositive Power
                                      300,000 shares

                                  10  Shared Dispositive Power
                                      0 Shares

11 Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 Shares

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares     |_|
   (See Instructions)

13 Percent of Class Represented by Amount in Row (11) 8.44%

14 Type of Reporting Person (See Instructions)

   CO

                             SCHEDULE 13D


CUSIP No. 4 59337 10 1                               Page 3 of 41 Pages


1  Name of Reporting Persons. I.R.S. Identification Nos. of Above
   Persons (entities only).

   Thyssen - Bornemisza Continuity Trust

2  Check the Appropriate Box If a Member of a Group (See Instructions)(a)|_|
                                                                      (b)|_|

3  SEC Use Only

4  Source of Funds (See Instructions) Not Applicable

5  Check If Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)                                                    |_|

6  Citizenship or Place of Organization
                                          Bermuda

                                7  Sole Voting Power
                                   0 Shares

                                8  Shared Voting Power
                                   0 Shares

                                9  Sole Dispositive Power
                                   0 Shares

                               10  Shared Dispositive Power
                                   0 Shares

11 Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 Shares

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares     |_|
   (See Instructions)

13 Percent of Class Represented by Amount in Row (11) 8.44%

14 Type of Reporting Person (See Instructions)

   OO

                                                     Page 4 of 41 Pages


Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the Common Stock, par value $.001 per share ("Common Stock"), of International CompuTex, Inc. (the "Issuer"), a Georgia corporation. The address of the principal executive offices of the Issuer is 5500 Interstate North Parkway, Suite 507, Atlanta, Georgia 30328.

Item 2.   Identity and Background.

          (a), (b), (d) and (f). This statement on Schedule 13D is filed on behalf of Thybo New Ventures Limited, a Bermuda corporation ("Thybo"), and Thyssen-Bornemisza Continuity Trust, a Bermuda trust (the "Trust"), which ultimately controls Thybo. The address at which Thybo conducts its business and where its principal executive offices are located is Par La Ville Place, 14 Par La Ville Road, Hamilton HM JK Bermuda. Thybo's principal business is investing in other companies. The address of the Trust's principal business and principal office is at Clarendon House, Church Street, Hamilton, Bermuda. The Trust's principal business is holding the assets of the Trust, which consist of operating companies, management companies and investment companies worldwide. The trustee of the Trust is Thybo Trustees Limited (the "Trustee"), whose registered office is also at Clarendon House, Church Street, Hamilton, Bermuda. The directors of Tornabuoni Limited, a Guernsey corporation, have the power to appoint and remove directors of the Trustee, but have no other control with respect to the Trust.

          The name, address, citizenship, present principal occupation or employment and business address of each executive officer and director of Thybo and the Trustee is set forth on Schedule I hereto and is incorporated by reference herein.

          (d) and (e). Neither Thybo nor the Trust, nor, to the best knowledge of Thybo and the Trust, any of the persons listed on
Schedule I hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

                                                     Page 5 of 41 Pages


decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The funds for the acquisition of the Common Stock were provided through the cash assets of Thybo.

Item 4.   Purpose of Transaction.

          Thybo has acquired the Common Stock for the purpose of investment.

          Thybo acquired the Common Stock pursuant to a Common Stock Purchase Agreement dated January 29, 1998 between Thybo and the Issuer (the "Purchase Agreement"). Pursuant to the Purchase Agreement, Thybo appointed Haim E. Dahan, the Chief Executive Officer of the Issuer ("Dahan"), as its proxy and attorney-in-fact to vote or otherwise act with respect to the Common Stock on behalf of Thybo in all respects in connection with any matter on which shareholders are entitled to vote or consent. Dahan's voting rights under the Purchase Agreement expire on the earlier of (i) February 2, 2000, (ii) the date on which Thybo and its "Affiliates", as such term is defined in the Securities Act, on a collective basis beneficially own less than 150,000 shares of the Common Stock or (iii) the death or incapacity of Dahan. Dahan can exercise such voting rights in his exclusive discretion.

          The Purchase Agreement is filed as Exhibit 1 hereto and is incorporated by reference herein.

          Except as set forth herein, neither Thybo nor the Trust has any plans or proposals that would relate to or result in any action which would be required to be disclosed pursuant to this Item 4.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b). Thybo beneficially owns 300,000 shares of Common Stock, which constitute approximately 8.44% of the Common Stock of the Issuer outstanding. Pursuant to the terms of the voting rights granted to Dahan under the Purchase Agreement described in Item 4 of this statement

                                                     Page 6 of 41 Pages


on Schedule 13D, Thybo has no voting power with respect to the Common Stock. Thybo has sole dispositive power with respect to 300,000 shares of Common Stock. The Trust, as the entity ultimately in control of Thybo, may be deemed to be the indirect beneficial owner of, but has no voting power or dispositive power with respect to, the 300,000 shares of Common Stock owned by Thybo.

          (c). On February 2, 1998, Thybo acquired 300,000 shares of Common Stock at a price of $9.50 per share in a private placement transaction. Except for the February 2, 1998 acquisition, neither Thybo nor the Trust, nor, to the best knowledge of Thybo and the Trust, any of the persons listed on Schedule I hereto, has effected any transaction in the Common Stock in the past 60 days.

          (d). None.

          (e). Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Reference is made to the description of the agreements and understandings in Item 4 of this statement on Schedule 13D. Except as indicated herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Trust, Thybo and the persons listed on Schedule I hereto or between the Trust or Thybo or, to the best knowledge of the Trust and Thybo, any of the persons listed on Schedule I hereto, on the one hand, and any other persons, on the other hand, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 -- Common Stock Purchase Agreement dated
                       January 29, 1998 between
                       International CompuTex, Inc. and
                       Thybo New Ventures Limited.

                                                     Page 7 of 41 Pages


                               SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998

                                      THYBO NEW VENTURES LIMITED,

                                          By     /s/ Johannes A.M. Vijverberg
                                             ---------------------------------
                                             Name:  Johannes A.M. Vijverberg
                                             Title: President


                                      THYBO TRUSTEES LIMITED (as
                                      Trustee of the THYSSEN-
                                      BORNEMISZA CONTINUITY TRUST),

                                           By    /s/ Frank Mutch
                                              ----------------------
                                              Name:  Frank Mutch
                                              Title: Director

                                                     Page 8 of 41 Pages


                           INDEX TO EXHIBITS



      Exhibit No.           Description                             Page
      -----------           -----------                             ----

           1                Common Stock                             11
                            Purchase Agreement
                            dated January 29,
                            1998 between
                            International
                            CompuTex, Inc. and
                            Thybo New Ventures
                            Limited.

                                                     page 9 of 41 pages

                                                             SCHEDULE I


          The following is a list of the directors and executive officers of Thybo and the Trustee, setting forth the residence or business address, citizenship, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.


A.  Directors and Executive Officers of Thybo


                                                 Present Principal Occupation
Name, Title and Address         Citizenship          and Business Address
-----------------------         -----------      ----------------------------

Johannes A. M. Vijverberg          Dutch         President
Director and President                             Thybo Investments
  c/o TBG Management SAM                           c/o TBG Management SAM
  29 BD Princess Charlotte                         29 Bd Princess Charlotte
  MC 98007 Monaco                                  MC 98007 Monaco

Carl Hughes                       British        Executive Director
Director, Assistant Treasurer and                  Thybo Investments
Assistant Secretary                                c/o TBG Management SAM
  c/o TBG Management SAM                           29 BD Princess Charlotte
  29 Bd Princess Charlotte                         MC 98007 Monaco
  MC 98007 Monaco

Frank Mutch                       British        Attorney
Director and Assistant Secretary                   Conyers, Dill & Pearman
  c/o Conyers, Dill & Pearman                      P.O. Box HM 666
  P.O. Box HM 666                                  Clarendon House
  Clarendon House                                  Church Street
  Church Street                                    Hamilton HM CX
  Hamilton HM CX                                   Bermuda
  Bermuda

Arthur E. M. Jones                British        Chief Financial Officer
Director and Vice President                        Consolidated Group of
  Par La Ville Place                               Companies
  14 Par La Ville Road                             Par la Ville Place
  Hamilton, Bermuda                                14 Par La Ville Road
                                                   Hamilton, Bermuda
                                                     page 10 of 41 pages


B.  Directors and Executive Officers of the Trustee


                                               Present Principal Occupation
Name, Title and Address      Citizenship            and Business Address
-----------------------      -----------       -----------------------------

Arne Hovdesven                 U.S.A.          Retired
Director and President
  1425 Regatta Drive
  Wilmington, North Carolina

Frank Mutch                    British         Attorney
Director                                         Conyers, Dill & Pearman
  c/o Conyers, Dill & Pearman                    P.O. Box HM 666
  P.O. Box HM 666                                Clarendon House
  Clarendon House                                Church Street
  Church Street                                  Hamilton HM CX
  Hamilton HM CX                                 Bermuda
  Bermuda

Eric P. Pfaff                  British         Attorney
Director, Vice President and                     Maitland & Co.
Assistant Secretary                              44-48 Dover Street (5th Floor)
  Maitland & Co.                                 London W1X 3RF
  44-48 Dover Street (5th Floor)                 England
  London W1X 3RF
  England

Cummings V. Zuill              British         Vice President of the Bank of
Director and Vice President                      Bermuda.
  The Bank of Bermuda Limited                      The Bank of Bermuda Limited
  6, Front Street                                  6, Front Street
  Hamilton 5-31                                    Hamilton 5-31
  Bermuda                                          Bermuda

                                                               EXHIBIT 1

                                                     Page 11 of 41 Pages


               COMMON STOCK PURCHASE AGREEMENT (this "Agreement") is made as of January 29, 1998 by and between International CompuTex, Inc., a Georgia corporation ("Seller"), and Thybo New Ventures Limited, a Bermuda corporation ("Purchaser").

               The parties hereby agree as follows:


                               ARTICLE I

               Purchase and Sale of Common Stock

          SECTION 1.01. Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase at the Closing and Seller agrees to issue and sell to Purchaser at the Closing 300,000 shares (the "Shares") of Seller's Common Stock, par value $0.001 per share (the "Common Stock") at a purchase price of $2,850,000 ($9.50 per share).

          SECTION 1.02. Closing. (a) The purchase and sale of the Shares shall take place via telecopy on February 2, 1998 at 10:00 a.m. New York City time, or at such other time as Seller and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "Closing"). At the Closing, Seller shall deliver to the Purchaser certificates representing the Shares being purchased hereby against delivery by the Purchaser to Seller of the purchase price therefor by wire transfer payable in same-day funds to an account specified by Seller. Delivery shall be made through the facilities of the Depository Trust Company unless Purchaser shall otherwise instruct.


                              ARTICLE II

               Representations and Warranties of Seller

          Seller hereby represents and warrants to the Purchaser that:

          SECTION 2.01. Organization, Good Standing and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. Seller is duly qualified to transact business and is in good standing in each page 12 of 41 pages

jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties. Seller does not have any subsidiaries.

          SECTION 2.02. Capitalization. The authorized capital of
Seller consists, or will consist, immediately prior to the Closing, of:

               (a) Common Stock. 20,000,000 shares of Common Stock, of which 3,250,690 shares are issued and outstanding.

               (b) Options and Warrants. Except for (i) options issued or issuable for an aggregate of 499,310 shares of Common Stock under the 1995 Restricted Non-qualified Incentive Stock
          Option Plan, dated August 1, 1995, and the 1996 Stock Option Plan, dated December 20, 1996, as proposed to be amended, and (ii) the Warrant dated May 5, 1997 to purchase 112,500 shares of Common Stock issued pursuant to the Underwriting Agreement dated April 29, 1997, there are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements, orally or in writing, for the purchase or acquisition from Seller of any shares of its capital stock (the rights and options in clauses (i) and (ii) above being collectively called the "Existing Equity Rights"). There exist no rights of first refusal or similar rights in respect of shares of Seller's capital stock issued or sold by Seller.

          SECTION 2.03. Authorization. All corporate action on the part of Seller, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of Seller hereunder and the authorization, issuance and delivery of the Shares has been taken or will be taken prior to the Closing, and the Agreement, when executed and delivered by Seller, shall constitute a valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms.

          SECTION 2.04. Valid Issuance of Shares. The Shares being issued to Purchaser hereunder, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement and applicable state and federal securities laws and not subject to any preemptive rights of others.
The issued and outstanding shares of Seller's Common Stock are duly and validly issued, fully paid and nonassessable and page 13 of 41 pages

have been issued in compliance with applicable state and federal securities laws and are approved for quotation on the Nasdaq National Market ("NNM") under the symbol "ICIQ". Based in part upon the representations of Purchaser in this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws and will be listed on the NNM.

          SECTION 2.05. Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of Seller is required in connection with the consummation of the transactions contemplated by this Agreement.

          SECTION 2.06. Litigation. Except as described in the SEC Documents (as defined in Section 2.12) or Schedule 2.06 hereto, there is no action, suit, proceeding or investigation pending or, to Seller's knowledge, currently threatened against Seller that questions the validity of this Agreement or the right of Seller to enter into it, or to consummate the transactions contemplated hereby, or that would reasonably be expected to result, either individually or in the aggregate, in any material adverse change in the business, assets, condition, affairs or prospects of Seller, financially or otherwise, or any change in the current equity ownership of Seller, nor is Seller aware that there is any basis for the foregoing. Seller does not warrant, however, that the litigation described in Schedule 2.06 will not become material, either favorably or unfavorably to Seller, as such litigation progresses, it having been filed recently and no discovery having been performed. The foregoing includes, without limitation, any actions pending or threatened (or any basis therefor known to Seller) involving the prior employment of any of Seller's employees, their use in connection with Seller's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. Except as described in Schedule 2.06, Seller is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

          SECTION 2.07. Patents and Trademarks. The SEC Documents disclose all material information pertaining to all patents, registered trademarks and trade names, and pending applications therefor, owned by Seller. Seller has title and ownership of all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and process material to its business as now conducted without, to the best of Seller's knowledge, any conflict with page 14 of 41 pages


or infringement of the rights of others. Except as included in the SEC Documents, and except for software licensed from Neuron Data, Inc. and NobleNet, Inc., distributor for IONA Technologies, Inc., Seller is not party to and has not granted any options, licenses, or agreements of any kind relating to the foregoing, nor is Seller bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights or processes of any other person or entity. Seller has not received any communications alleging that Seller has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity. To Seller's knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere in any material respect with the use of his or her best efforts to promote the interests of Seller or that would conflict with Seller's business as proposed to be conducted. Neither the execution nor delivery of this Agreement, nor the carrying on of Seller's business by the employees of Seller, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated.

          SECTION 2.08. Compliance with Other Instruments. Seller is not, nor will it be on the date of Closing, in violation or default in any respect of any provisions of its Restated Articles of Incorporation or By-laws or, in any material respect, of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or of any provision of federal or state statute, rule or regulation applicable to Seller. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any material lien, charge or encumbrance upon any assets of Seller.

          SECTION 2.09. Agreements; Action. (a) Except as described in the SEC Documents and as listed in Schedule 2.09, there have been no material agreements, understandings or proposed transactions between Seller and page 15 of 41 pages

any of its officers, directors, affiliates, or any affiliate thereof.

          (b) Except as included in the SEC Documents, there are no agreements, understandings, instruments, contracts or proposed transactions to which Seller is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to or by, Seller in excess of, $50,000, other than in the ordinary course of Seller's business, or (ii) the license of any patent, copyright, trade secret or other proprietary right to or from Seller other than in the ordinary course of Seller's business.

          (c) Since April 29, 1997, Seller has not (i) except for dividends in the amount of $2,418,765 distributed in accordance with the S Corporation Termination, Tax Allocation and Indemnification Agreement dated March 24, 1997, paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) except as disclosed in the SEC Documents, incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $50,000 or in excess of $200,000 in the aggregate, (iii) made any loans or advances to any person, other than ordinary advances for travel expenses, or (iv) other than in the ordinary course of business and consistent with past practice, sold, exchanged or otherwise disposed of any of its assets or rights.

          (d) Seller is not a party to, and is not bound by, any contract, agreement or instrument, or subject to any restriction under its Restated Articles of Incorporation or By-laws, that materially and adversely affects its business as now conducted, its properties or its financial condition.

          SECTION 2.10. Registration Rights. Except as contemplated herein, in the Warrants for 112,500 shares of Common Stock issued to the Underwriters in the April 1997 public offering, and with respect to the 117,368 shares that may be acquired by holders of the Debenture Holder Warrants (as such term was defined in Seller's April 29, 1997 Prospectus), Seller has not granted or agreed to grant any registration rights, including piggyback rights, to any person or entity.

          SECTION 2.11. Title to Property and Assets. Seller owns its property and assets free and clear of all mortgages, liens, loans and encumbrances, except such encumbrances and liens which arise in the ordinary course of business and do not materially impair Seller's ownership or page 16 of 41 pages


use of such property or assets. With respect to the property and assets it leases, Seller is in compliance with such leases in all material respects and holds a valid leasehold interest free of any liens, claims or encumbrances.

          SECTION 2.12. SEC Documents, Financial Statements. Since becoming registered under the Securities Exchange Act of 1934 (the "Exchange Act") on April 29, 1997, Seller has filed all reports, schedules, forms, statements, exhibits and other documents required to be filed by it with the Securities and Exchange Commission (the "Commission") pursuant to the reporting requirements of the Exchange Act (all of the foregoing, together with Registration Statement No. 333-21647, as amended, being referred to herein as the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933 (the "Securities Act") and the Exchange Act and the rules and regulations of the Commission promulgated thereunder applicable to such SEC Documents, and, as of their respective dates, none of the SEC Documents taken as a whole (when read together with all exhibits included therein and financial statement schedules thereto and documents (other than exhibits) incorporated by reference therein) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of Seller included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of Seller as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustment).

          SECTION 2.13. Employee Benefit Plans. Seller is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); no "reportable event" (as defined in ERISA) has occurred with page 17 of 41 pages


respect to any "pension plan" (as defined in ERISA) for which Seller would have any liability; Seller has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan" or
(ii) Section 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the "Code"); and each "pension plan" for which Seller would have any liability that is intended to be qualified under
Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

          SECTION 2.14. Tax Returns and Payments. Seller has filed all tax returns and reports as required by law. These returns and reports are true and correct in all material respects. Seller has paid all taxes and other assessments due.

          SECTION 2.15. Insurance. Seller has in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its properties that might be damaged or destroyed.

          SECTION 2.16. Labor Agreements and Actions. Seller is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of Seller, has sought to represent any of the employees, representatives or agents of Seller. There is no strike or other labor dispute involving Seller pending, or to the knowledge of Seller threatened, which could have a material adverse effect on the assets, properties, financial condition, operating results or business of Seller (as such business is presently conducted and as it is proposed to be conducted), nor is Seller aware of any labor organization activity involving its employees. Seller is not aware that any officer or key employee intends to terminate their employment with Seller, nor does Seller have a present intention to terminate the employment of any of the foregoing. Seller has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment.

          SECTION 2.17. Offering. Subject to the truth and accuracy of Purchaser's representations set forth in this Agreement, the offer, sale and issuance of the Shares as contemplated by this Agreement are exempt from the registration requirements of the Securities Act of 1933 (the page 18 of 41 pages

"Securities Act"), and neither Seller nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

          SECTION 2.18. Permits. Seller has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, properties, prospects or financial condition of Seller and believes that it can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted. Seller is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.


                              ARTICLE III

              Representations and Warranties of Purchaser

          The Purchaser hereby represents, warrants and covenants to and for the benefit of Seller that:

          SECTION 3.01. Authorization. All corporate action on the part of Purchaser, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of Purchaser hereunder has been taken prior to Closing, and delivered by Purchaser and shall constitute a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

          SECTION 3.02. Purchase Entirely for Own Account. The Shares to be acquired by it will be acquired for investment for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and it has no present intention of selling, granting any participation in, or otherwise distributing the same. It does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. It understands that this sale of the Shares has not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of its investment intent and the accuracy of its representations as expressed herein. It represents that it has not been formed for the specific purpose of acquiring the Shares.

                                                     page 19 of 41 pages

          SECTION 3.03. Disclosure of Information. It has received all the information it considers necessary or appropriate for deciding whether to acquire the Shares. It further represents that it has had an opportunity to ask questions and receive answers from Seller regarding the terms and conditions of the offering of the Shares. The foregoing, however, does not limit or modify the representations and warranties of Seller in Article II of this Agreement or the right of the Purchaser to rely thereon.

          SECTION 3.04. Investment Experience. It has substantial experience in evaluating and investing in private placement transactions so that the Purchaser is capable of evaluating the merits and risks of its investment in Seller. By reason of its business or financial experience or the business or financial experience of its professional advisors who are unaffiliated with and who are not compensated by Seller or any affiliate or selling agent of Seller, directly or indirectly, it has the capacity to protect its own interests in connection with the purchase of the Shares hereunder.

          SECTION 3.05. Restricted Securities. It understands that the Shares are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from Seller in a transaction not involving a public offering and that under such laws and applicable regulations such Shares may be resold without registration under the Securities Act only in certain limited circumstances. In this respect, it represents that it is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and otherwise by the Securities Act.

          SECTION 3.06. Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Purchaser further agrees not to make any disposition of all or any portion of the Shares unless and until the conditions set forth in paragraphs (a) and (b) are satisfied:

               (a) Either (x) there is in effect a Registration Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or (y) (i) the Purchaser shall have notified Seller of the proposed disposition and shall have furnished Seller with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if reasonably requested by Seller, the Purchaser shall have page 20 of 41 pages

          furnished Seller with an opinion of counsel, reasonably satisfactory to Seller, that such disposition will not require registration under the Securities Act or any applicable state securities laws. It is agreed that Seller will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances; provided, however, the Purchaser acknowledges that the transfer agent for the Common Stock may require opinions of counsel for any transactions made pursuant to Rule 144.

               (b) Any resale prior to February 2, 2001, pursuant to paragraph (a) will be limited to no more than 100,000 shares in any six month period.

Notwithstanding the foregoing provisions of this Section 3.06, a transfer by the Purchaser to a constituent shareholder (including any constituent of a constituent) of the Purchaser if such transferee is an accredited investor (as defined in Rule 501(a) under the Securities
Act) shall be permitted if the transferee or transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Purchaser hereunder.

          SECTION 3.07. Legends. It is understood that the Shares may bear one or all of the following legends:

               (a) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A
          REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE
          SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL
          REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH
          REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT."

               (b) Any legend required by the Blue Sky laws of any state to the extent such laws are applicable to the shares represented by the certificate so legended.

          SECTION 3.08. Accredited Investor. It is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

          SECTION 3.09. Organization and Good Standing. Purchaser is a corporation duly organized and in good standing under the laws of Bermuda and has all requisite corporate power and authority to carry on its business as now conducted and to execute and deliver this Agreement.

                                                     page 21 of 41 pages

                              ARTICLE IV

           Conditions of Purchaser's Obligations at Closing

          The obligations of the Purchaser to Seller under this Agreement at the Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions:

          SECTION 4.01. Representations and Warranties. The representations and warranties of Seller contained in Article II shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of such date.

          SECTION 4.02. Performance. Seller shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before such Closing.

          SECTION 4.03. Certificates of Officers. Seller shall deliver to Purchaser at such Closing certificates of the officers of Seller certifying that the conditions specified in Sections 4.01 and 4.02 have been fulfilled and as to such other matters as the Purchaser may reasonably request.

          SECTION 4.04. Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

          SECTION 4.05. Opinion of Counsel. The Purchaser shall have received from Gambrell & Stolz, counsel for Seller, an opinion, dated as of the Closing, in the form attached hereto as Exhibit A.

          SECTION 4.06. No Material Adverse Change. (i) Seller shall not have sustained since September 30, 1997, any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, and (ii) there shall not have been any change in the capital stock or long-term debt of Seller or any change, or any development involving a prospective change, in or affecting the condition (financial or other), earnings, general affairs, business, operations, properties, page 22 of 41 pages

management, stockholders' equity, results of operations or prospects of Seller, taken as a whole, the effect of which, in any such case described in clause (i) or (ii), is in Purchaser's sole judgment so material and adverse as to make it impracticable or inadvisable to proceed with the purchase of the Shares.



                               ARTICLE V

             Conditions of Seller's Obligations at Closing

          The obligations of Seller to the Purchaser under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions:

          SECTION 5.01. Representations and Warranties. The representations and warranties of the Purchaser contained in Article III shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of such date.



                              ARTICLE VI

                          Covenants of Seller

          SECTION 6.01. Agreement as to Voting of the Shares. Purchaser hereby agrees and covenants that, through February 2, 2000 (or such earlier date as may apply as set forth in Section 6.04), on each occasion on which shareholders of Seller are entitled to vote or consent on any issue, whether at an annual or special meeting of shareholders, by written consent or otherwise (hereinafter collectively referred to as "Shareholder Votes"), Purchaser shall designate Haim E. Dahan, who currently is Chief Executive Officer of Seller ("Dahan"), as its proxy or attorney-in-fact to vote or otherwise act with respect to the Shares on behalf of Purchaser in all respects in connection with the Shareholder Votes, including without limitation granting to him a proxy to vote in his discretion on any action that may be taken at an annual or special meeting of shareholders whether or not such action was described in any proxy statement or solicitation prepared on behalf of Seller. The term "Shares" as used in this Article VI shall include also any other shares of Common Stock or other securities of Seller that are issued to Purchaser with respect to the Shares pursuant to a stock dividend, stock split or otherwise.

                                                     page 23 of 41 pages

          SECTION 6.02. Execution of Proxies and Powers of Attorney. Promptly upon request of Dahan or of Seller, but in any event within not more than 10 days after written notice is given to Purchaser requesting execution of an enclosed or previously furnished proxy, power of attorney or other written authorization that would grant to Dahan the right to vote or consent with respect to the Shares with respect to any Shareholder Vote, Purchaser shall duly execute such proxy, power of attorney or other written authorization and cause such proxy, power of attorney or other written authorization to be delivered to Dahan at the address for Seller as established pursuant to Section 8.06, or to such other address as Dahan may furnish to Purchaser by not less than 10 days prior written notice. Purchaser shall not make any attempt to revoke or supersede any such proxy, power of attorney or other written authorization given to Dahan pursuant to this Article VI, nor may Purchaser make any attempt to vote the Shares directly or through any other person, proxy or attorney-in-fact with respect to any Shareholder Vote as to which a proxy, power of attorney or other written authorization has been given to or has been requested by or on behalf of Dahan. Any attempt by Purchaser to do so in violation of this Article VI shall be void and ineffective, and Seller is hereby authorized to so notify the transfer agent for the common stock and any inspector(s) of election with respect to any Shareholder Vote. Purchaser hereby designates Dahan as its attorney-in-fact (which designation is hereby deemed to be coupled with an interest) for the limited purpose of providing notices, casting votes and taking any other actions, including the execution of any ballots, instruments or other documents necessary to effectuate the purposes of this Article VI.

          SECTION 6.03. Scope of Voting Rights. In his exercise of the voting rights established pursuant to this Article VI, Dahan shall, in his uncontrolled discretion, in respect of any and all of the Shares, possess and be entitled to exercise the right to vote thereon for every purpose, in person or by proxy, to waive any share privilege in respect thereof (excluding any right or privilege to subscribe for any additional shares of Common Stock, which shall remain vested in Purchaser notwithstanding any other provision of this Article VI), and to consent to any lawful corporate act of Seller, as though absolute owner of the Shares. Dahan is specifically authorized by way of example, without limiting his rights hereunder, to vote the Shares for, or to consent in respect thereof to, any increase or reduction of the shares of Seller, any agreement of consolidation, merger, share exchange or the sale or other disposition of all, substantially all, or any part of the property, assets and franchises of Seller and the granting, ratification or page 24 of 41 pages

confirmation of any option or options therefor (whether or not such option or options extend(s) beyond the term of this Agreement), or the dissolution of Seller, and the judgment of Dahan as to the adequacy of the consideration thereby to be received by the Seller and Purchaser (provided each shareholder is treated uniformly, share for share) shall be conclusive and binding upon Purchaser and all persons claiming through or under Purchaser. Dahan may, directly or indirectly, transact any lawful business with Seller, notwithstanding the rights granted to him hereunder. Dahan may also serve as director and compensated officer of Seller and may vote the Shares for himself, as such. The granting of voting rights to Dahan under this Article VI shall not constitute him as a fiduciary under applicable law.

          SECTION 6.04. Termination of Voting Rights. The voting rights granted under this Article VI shall extend through the earlier of (i) the date set forth in Section 6.01, or (ii) the date on which Purchaser and Purchaser's "Affiliates", as such term is defined in the Securities Act, on a collective basis beneficially own less than 150,000 shares of Common Stock, or (iii) the death or incapacity of Dahan, at which time the voting rights granted under this Article VI shall terminate automatically. For purposes of this Section 6.04, the number of shares shall be adjusted appropriately to reflect any stock dividend, stock split or similar transaction.

          SECTION 6.05. Applicability to Transferees; Legend on Certificates. The voting rights granted under this Article VI shall apply to Purchaser and Purchaser's Affiliates during the period set forth in this Article VI. Any Shares transferred during such period to a transferee that is not an Affiliate of Purchaser shall be free from any of the provisions of this Article VI, provided that such transfer is in compliance with all of the terms of this Agreement. Each certificate representing the Shares shall, during the period in which this Article VI remains applicable as to such Shares, bear on its front or reverse a prominent legend referring to the terms of this
Article VI, as follows:

          THE VOTING RIGHTS WITH RESPECT TO THESE SECURITIES ARE LIMITED BY THE TERMS OF AN AGREEMENT BETWEEN THE HOLDER HEREOF AND THE COMPANY, TERMINATING, WITH RESPECT TO SUCH VOTING RESTRICTIONS, NOT LATER THAN FEBRUARY 2, 2000. A COPY OF SUCH AGREEMENT IS MAINTAINED AT THE EXECUTIVE OFFICES OF THE COMPANY AND A COPY THEREOF IS AVAILABLE TO THE HOLDER FROM THE COMPANY UPON REQUEST.

          SECTION 6.06. Enforcement, Third Party Beneficiary. Either the Seller or Dahan shall have the right page 25 of 41 pages

to enforce the terms of this Article VI by specific performance, in addition to any other legal or equitable remedies that may be available to Seller or Dahan. Notwithstanding any other provision of this Agreement to the contrary, any legal action related to this Article VI, whether brought by Purchaser, Seller or Dahan, shall be brought in a state or federal court in Fulton County, Georgia, which the parties agree shall have exclusive jurisdiction over any such action. Purchaser, on its own behalf and on behalf of any Affiliate of Purchaser that is a transferee of the Shares, hereby waives any argument or claim that such courts are not a convenient forum for any such action or that jurisdiction or venue is not proper for any reason whatsoever. The parties specifically intend that Haim
E. Dahan is and shall be deemed to be a third-party beneficiary of this Article VI and shall have the full right to enforce the provisions hereof in his own behalf.


                              ARTICLE VII

                          Registration Rights

          SECTION 7.01. Definitions. As used herein, "Holders" means Purchaser and any persons or entities to whom the rights granted under this Article VII are transferred by any Purchaser, their successors or assigns, and "Registrable Securities" shall mean, with regard to the exercise of any right pursuant to Section 7.02, (i) the 90,000 Shares bearing the legend specified in Section 7.08 and (ii) any other shares of Common Stock of Seller issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued
as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Shares referred to in clause (i).

          SECTION 7.02. Incidental Registration. If Seller at any time proposes to file prior to February 2, 2003, on its behalf or on behalf of any of its security holders (other than Holders of Registrable Securities) (the "demanding security holders") a registration statement under the Securities Act on any form (other than a Registration Statement on Form S-4 or S-8 or any successor form for securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act or to employees of Seller pursuant to any employee benefit plan, respectively) for the general registration of securities to be sold for cash with respect to its Common Stock or any other class of equity security (as defined in Section 3(a)(11) of the Exchange Act) of Seller, it will give written notice to all Holders of the Registrable Securities page 26 of 41 pages

at least four weeks before the initial filing with the Commission of such registration statement, which notice shall set forth the intended method of disposition of the securities proposed to be registered by Seller. The notice shall offer to include in such filing the aggregate number of shares of Registrable Securities, as such Holders may request.

          Each Holder of any Registrable Securities desiring to have Common Stock registered under this Section 7.02 shall advise Seller in writing within 10 days after the date of receipt of such offer from Seller, setting forth the amount of such Common Stock for which registration is requested. Seller shall thereupon include in such filing the number of shares of Common Stock for which registration is so requested, subject to the following sentence, and shall use its best efforts to effect registration under the Securities Act of such shares. If a public offering is proposed for the securities being registered by Seller or such demanding security holder and the managing underwriter of such public offering advises Seller in writing that, in its opinion, the distribution of the Common Stock requested to be included in the registration concurrently with the securities being registered by Seller or such demanding security holder would materially and adversely affect the distribution of such securities by Seller or such demanding security holder, then Seller, if applicable, and all selling security holders (including, if applicable, the Holders and the demanding security holder who initially requested such registration) shall reduce (to the extent Seller has a contractual right to impose such a reduction) the amount of securities each intended to distribute through such offering on a pro rata basis; provided, however, that Seller shall not be required to reduce the amount of securities to be distributed on its behalf to less than 50% of the aggregate number of securities to be registered in such offering.

          SECTION 7.03. Registration Procedures. If Seller is required by the provisions of this Article VII to effect the registration of any of Purchaser's securities under the Securities Act, Seller will, as expeditiously as possible:

          (a) promptly prepare and file with the Commission a registration statement with respect to such securities and cause such registration statement to become and remain effective for a period of time required for the disposition of such securities by the Holders thereof, but not to exceed three months from the effective date thereof;

                                                     page 27 of 41 pages

          (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such registration statement until the earlier of such time as all such securities have been disposed of in a public offering or the expiration of three months, and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the Holders of such securities set forth in such registration statement;

          (c) furnish to such Holders such number of copies of such registration statement, each amendment and supplement thereto, and the prospectus included in such registration statement (including each preliminary prospectus), all in conformity with the requirements of the Securities Act, and such other documents, as such Holders may reasonably request;

          (d) notify such Holders promptly after Seller shall receive notice thereof, of the time when such registration statement became effective or when any amendment or supplement to any prospectus forming a part thereof has been filed;

          (e) notify such Holders promptly of any request by the Commission for the amending or supplementing of such registration statement or prospectus forming a part thereof or for additional information;

          (f) advise such Holders after Seller shall receive notice or otherwise obtain knowledge of the issuance of any order by the Commission suspending the effectiveness of such registration statement or amendment thereto or of the initiation or threatening of any proceeding for that purpose, and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal promptly if such stop order should be issued;

          (g) use its best efforts to register or qualify such securities under such other securities or blue sky laws of such jurisdictions within the United States and Puerto Rico as each Holder (or any underwriter on behalf of such Holder) of such securities shall request (provided that Seller shall not be obligated to qualify page 28 of 41 pages

     as a foreign corporation to do business under the laws of any jurisdiction in which it is not then qualified or to file any general consent to service of process), and do such other reasonable acts and things as may be required of it to enable such Holder to consummate the disposition in such jurisdiction of such securities;

          (h) furnish on the date that such securities are delivered to underwriters for sale pursuant to such registration or, if such securities are not being sold through underwriters, on the date that such registration statement becomes effective, (i) an opinion dated such date, of the independent counsel representing Seller for the purposes of such registration, addressed to such underwriters, if any, and, if such securities are not being sold through underwriters, then to the Holder making such request, in customary form and covering matters of the type customarily covered in such legal opinions and (ii) a comfort letter dated such date, from the independent certified public accountants of Seller, addressed to such underwriters, if any, and, if such securities are not being sold through underwriters, then to the Holder making such request in a customary form and covering matters of the type customarily covered by such comfort letters as such underwriters or such Holder, as the case may be, shall reasonably request;

          (i) enter into customary agreements (including one or more underwriting agreements in customary form) and take such other actions as are reasonably required or reasonably requested by such Holders or any underwriter on behalf thereof in order to expedite or facilitate the disposition of such securities;

          (j) use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than 18 months after the effective date of such registration statement, an earnings statement covering the period of at least 12 months beginning with the first full month after the effective date of such registration statement, which earnings statements shall satisfy the provisions of Section 11(a) of the Securities Act (including, at the option of Seller, Rule 158);

          (k) notify such Holders at any time when a prospectus relating to such registration statement is required to be delivered under the Securities Act, of the happening of any event as a result of which such registration statement contains an untrue statement of page 29 of 41 pages

     material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and, at the request of any such Holder, prepare a supplement or amendment to such registration statement so that such registration statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

          (l) cause all shares of Common Stock being so registered to be listed on each securities exchange on which similar securities issued by Seller are then listed or, if similar securities are not then listed, take all reasonable action either to list such shares on a securities exchange or to facilitate the trading of the securities on the Nasdaq National Market; and

          (m) provide a transfer agent and registrar for all shares of Common Stock being so registered not later than the effective date of such registration statement.

          It shall be a condition precedent to the obligation of Seller to take any action pursuant to this Article VII in respect of the securities which are to be registered at the request of any Holder of the Registrable Securities that such Holder shall furnish to Seller such information regarding the securities held by such Holder and the intended method of disposition thereof as Seller shall reasonably request and as shall be required in connection with the action taken by Seller. Seller may reasonably rely upon any such information so furnished by a Holder.

          SECTION 7.04. Expenses. All expenses incurred in complying with this Article VII, including, without limitation, all registration and filing fees (including all expenses incident to filing with the NASD), printing expenses, fees and disbursements of counsel and accountants for Seller and expenses of complying with the securities or blue sky laws of any jurisdictions pursuant to Section 7.03(g), shall be paid by Seller, except any discount or commissions payable to any underwriter by such Holders and fees and expenses of counsel for such Holders.

          SECTION 7.05. Indemnification and Contribution. (a) In the event of any registration under the Securities Act pursuant to this
Article VII of any Registrable Securities, Seller will indemnify and hold harmless the Holder thereof against any losses, claims, damages, liabilities or expenses, joint or several, to which such Holder may become subject, under the Securities Act or page 30 of 41 pages

otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Holder for any legal or any other expenses incurred by such Holder in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that Seller shall not be liable in any such case to the extent that such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, preliminary prospectus, prospectus or amendment or supplement in reliance upon and in conformity with written information furnished to Seller by such Holder or an underwriter on behalf of such Holder expressly for use therein; and provided further that the foregoing indemnity agreement with respect to any prospectus shall not inure to the benefit of the Holder if it is conclusively determined by a court of competent jurisdiction not subject to appeal that a copy of a prospectus was not sent or given by or on behalf of the Holder to the purchaser of the Common Stock who has asserted a claim, if required by law to have been so delivered, at or prior to the written confirmation of the sale of Common Stock to such person, and if a prospectus would have cured the defect giving rise to such loss, claim, damage or liability;

          (b) Each Holder of Registrable Securities, by acceptance of the registration provisions provided herein, agrees to indemnify and hold harmless Seller against any losses, claims, damages, liabilities or expenses, joint or several, to which Seller may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement under which securities were registered under the Securities Act at the request of such Holder, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein page 31 of 41 pages

not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any such registration statement, preliminary prospectus, prospectus or amendment or supplement in reliance upon and in conformity with written information furnished to Seller by such Holder expressly for use therein; and will reimburse Seller for any legal or other expenses reasonably incurred by Seller in connection with investigating or defending any such action or claim as such expenses are incurred.

          (c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection except to the extent it has been materially prejudiced by such failure. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation.

          (d) If the indemnification provided for in this Section 7.05 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of Seller on the one hand and the relevant Holder on the other in connection with the page 32 of 41 pages

statements or omissions which resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Seller on the one hand or the relevant Holder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Seller and each Holder registering securities under this Article VII agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Holder registering securities under this Article VII shall be required to contribute any amount in excess of the amount by which the total price at which the securities registered and sold by such Holder exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          (e) The obligations of Seller under this Section 7.05 shall be in addition to any liability which Seller may otherwise have and shall extend, upon the same terms and conditions, to each person (including each underwriter) who participated in the offering of the registered securities and to each person, if any, who controls any Holder registering securities under this Article VII or any such person (including each such underwriter) within the meaning of Section 15 of the Securities Act; and the obligations under this Section 7.05 of any Holder registering securities under this Article VII shall be in addition to any liability which such Holder may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of Seller and to page 33 of 41 pages

each person, if any, who controls Seller within the meaning of Section 15 of the Securities Act.

          SECTION 7.06. Inspection of Records and Documents. Each Holder and underwriter participating in any disposition pursuant to the registrations described in this Article VII, and any attorney, accountant or other agent retained by any such Holder or underwriter (collectively, the "Inspectors"), shall have conducted, at dates, times and locations reasonably specified by such Inspectors, such investigations, inquiries and conferences with such directors, officers, employees and agents (including, without limitation, outside accountants and counsel) of Seller and its subsidiaries, been furnished and reviewed such documentation of Seller and its subsidiaries and conducted such other procedures, as the Inspectors deem necessary, in their sole judgment, to have a satisfactory "due diligence" defense under Section 11 of the Securities Act in connection with such registrations.

          SECTION 7.07. Assignment of Registration Rights. Each Holder of Registrable Securities may assign all or any part of its rights under this Article VII to any Affiliate of such Holder to whom such Holder sells, transfers or assigns such Registrable Securities. In the event that the Holder shall assign its rights pursuant to this Article VII in connection with the transfer of less than all its Registrable Securities, the Holder shall also retain its rights with respect to its remaining Registrable Securities.

          SECTION 7.08. Legend on Certificate(s). Inasmuch as less than all the Shares shall carry with them registration rights under this Article VII, at the Closing the Company shall give instructions that the Shares be issued in the form of two certificates, with one certificate representing 90,000 shares of Common Stock and bearing a legend prominently referring to the registration rights provided under this Article VII, and with the other certificate representing 210,000 shares and bearing a legend while held by a Holder prominently referring to the absence of such rights. Any replacement certificates issued therefor shall reflect, similarly, the existence or absence of such rights in accordance with the terms of this Article VII.


                              ARTICLE IX

                             Miscellaneous

          SECTION 8.01. Survival. The warranties and representations of Seller and Purchaser contained in or made pursuant to this Agreement shall survive for a period of 4 years after the execution and delivery of this Agreement page 34 of 41 pages


and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Purchaser or Seller. All agreements and covenants contained herein shall survive indefinitely until, by their respective terms, they are no longer operative.

          SECTION 8.02. Transfer; Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          SECTION 8.03. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Georgia.

          SECTION 8.04. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          SECTION 8.05. Title and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          SECTION 8.06. Notices. (a) All notices, requests, demands and other communications under this Agreement or in connection herewith shall be given to or made upon Purchaser at Thybo New Ventures Limited, Par La Ville Place, 14 Par La Ville Road, Hamilton HM JK Bermuda, with a copy to J.A.M. Vijverberg, TBG Management S.A.M., 29 Bvd Princesse Charlotte, B.P. 89 MC 98007, Monaco Cedex or, if to Seller to International CompuTex, Inc., 5500 Interstate North Parkway, Suite 507, Atlanta, Georgia 30328; attention: Chief Executive Officer.

          (b) All notices, requests, demands and other communications given or made in accordance with the provisions of this Agreement shall be in writing, and shall be sent by certified or registered mail, postage prepaid, return receipt requested, and shall be deemed to be given or made when receipt is so confirmed.

          (c) Any party may, by written notice to the other, alter its address or respondent, and such notice shall be page 35 of 41 pages

considered to have been given 10 days after confirmation of receipt thereof.

          SECTION 8.07. Finder's Fee. Each party represents and warrants that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless Seller from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which Purchaser or any of its officers, employees, or representatives is responsible in connection with this transaction. Seller agrees to indemnify and hold harmless Purchaser from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which Seller or any of its officers, employees or representatives is responsible in connection with this transaction.

          SECTION 8.08. Expenses. Seller covenants and agrees with the Purchaser that Seller will pay or cause to be paid upon demand the following: (i) the fees, disbursements and expenses of Seller's counsel and accountants in connection with the purchase and sale of the Shares; (ii) all expenses in connection with the qualification of the Shares, for offering and sale under state securities laws, including the fees and disbursements of counsel for Purchaser in connection with such qualification; (iii) the cost of preparing stock certificates; (iv) the cost and charges of any transfer agent or registrar; (v) all fees and expenses provided for in Article VII; (vi) all out-of-pocket costs and expenses associated with the filing of any
Schedule 13-D, Schedule 13-G or any successor form or the filing of any amendment thereto required to be filed under the Exchange Act as a result of the Shares being included in a filing by a group because of the voting rights granted under Article VI of this Agreement; and
(vii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 8.08.

          SECTION 8.09. Indemnification. Seller agrees to indemnify and hold harmless each Holder, the Purchaser and the directors, officers, employees and agents of the Purchaser and each person who controls the Purchaser within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other Federal or state statutory law or regulation, at common law page 36 of 41 pages

or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any lawsuit, action or claim that they or any of them are part of a "control group", a "controlling shareholder" or an "affiliate" of Seller, or any lawsuit or other action arising out of or based upon a claim made pursuant to Section 13(d) under the Exchange Act and the rules promulgated thereunder or any successor provision thereto as a result of the Shares being included in a filing by a group because of the voting rights granted under Article VI of this Agreement, and agrees to reimburse each such indemnified party, within 30 business days after such expenses are incurred, for all reasonable fees and expenses of counsel or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

          SECTION 8.10. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Seller and the holders of a majority of the Shares purchased hereunder. Any amendment or waiver effected in accordance with this Section shall be binding upon each transferee of any Shares, each future holder of all such Shares, and Seller.

          SECTION 8.11. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

                                                     page 37 of 41 pages





          SECTION 8.12. Entire Agreement. This Agreement dated January 29, 1998, constitutes the entire Agreement between the parties hereto pertaining to the subject matter hereof and thereof, and any and all other prior written or oral agreements existing between the parties hereto are expressly canceled.


          IN WITNESS WHEREOF, the parties have executed this Purchase Agreement as of the date first above written.


                              THYBO NEW VENTURES LIMITED,

                                by
                                    /s/ J.A.M. Vijverberg
                                    --------------------------
                                     Name:  J.A.M. Vijverberg
                                     Title: President


                               INTERNATIONAL COMPUTEX, INC.,

                                by
                                    /s/ Haim Dahan
                                    --------------------------
                                     Name:  Haim Dahan
                                     Title: Chief Exective
                                            Officer
                                                     page 38 of 41 pages




                               EXHIBIT A
                          OPINION OF COUNSEL
                           GAMBRELL & STOLZ




               (i) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Georgia, with corporate power and authority to own its properties and conduct its business, and is duly qualified or licensed to do business as a foreign corporation and is in good standing in each other jurisdiction in which the nature of its business or the character or location of its properties requires such qualification, except where failure so to qualify will not materially affect the business, properties or financial condition of the Company;

               (ii) (a) the authorized capitalization of the Company as of the date hereof is 20,000,000 shares of Common Stock, par value $.001 per share; (b) the shares of Common Stock now outstanding have been duly authorized and validly issued, are fully paid and non-assessable, conform to the description thereof set forth in the SEC Documents, have not been issued in violation of the preemptive rights of any shareholder and, except as described in the SEC Documents, are not subject to any restrictions upon the voting or transfer thereof; (c) all the Shares have been duly authorized and, when paid for as provided herein, shall be validly issued, fully paid and non-assessable, shall not have been issued in violation of the preemptive rights of any shareholder, and no personal liability shall attach to the ownership thereof; (d) the shareholders of the Company do not have any preemptive rights or other rights to subscribe for or purchase, and, except as provided in the Purchase Agreement and except pursuant to restrictions on transferability imposed under federal and state securities laws, there are no restrictions upon the voting or transfer of, any of the Shares; and (E) to the best of our knowledge, except for the options and warrants described in Section 2.02(b) of the Purchase Agreement, there are no preemptive rights or options, warrants, conversion privileges or other rights (or agreements for any such rights) outstanding to purchase or otherwise obtain any of the Company's securities;

                                                     page 39 of 41 pages

               (iii) the certificates evidencing the Shares are each in valid and proper legal form;

               (iv) the Purchase Agreement has been duly authorized, executed and delivered by the Company and (assuming due execution and delivery thereof by the Purchaser) is a valid and binding agreement enforceable in accordance with its terms, subject to the following qualifications:

                    (a) The enforceability of the Purchase Agreement
               may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting generally the enforcement of creditors' rights;

                    (b) The enforceability of the Purchase Agreement
               is subject to and may be affected by general principles of equity; and

                    (c) Rights of indemnity and contribution under the
               Agreement may be limited by federal or state securities laws.

               (v) to the knowledge of such counsel, except as described in Schedule 2.06, (a) there is no pending, threatened or contemplated legal or governmental proceeding affecting the Company which could materially and adversely affect the business, property, operations, condition (financial or otherwise) or earnings of the Company, or which questions the validity of the Purchase Agreement, or of any action to be taken by the Company pursuant thereto; and (b) there is no legal or governmental proceeding, or regulation required to be described or referred to in the SEC Documents or in any similar document that will be filed with respect to the period ending on the date hereof;

               (vi) to the knowledge of such counsel (a) the Company is not in violation of or default under the Purchase Agreement; and (b) the execution and delivery thereof and the incurrence of the obligations therein set forth and the consummation of the transactions therein contemplated shall not result in a violation of, or constitute a default under, the Articles of Incorporation or By-laws of the Company, or any material obligation, agreement, covenant or condition contained in any bond, debenture, note or other evidence of indebtedness, or in any material contract, indenture, mortgage, loan agreement, lease, joint venture or other agreement or instrument to which the Company is a party page 40 of 41 pages

          or by which its assets are bound, or any material order, rule, regulation, writ, injunction or decree of any government, governmental instrumentality or court;

               (vii) the SEC Documents (except for the financial statements, notes thereto and other financial information contained therein, as to which no opinion need be rendered) comply as to form in all material respects with the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder; and such counsel has no reason to believe that the SEC Documents, on the respective effective or filing dates contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (viii) all descriptions contained in the SEC Documents of contracts and other documents are accurate and fairly present the information required to be described in all material respects, and such counsel is familiar with all contracts and other documents referred to in, or filed as exhibits to, the SEC Documents and, to the knowledge of such counsel, no contract or document of a character required to be summarized or described therein or to be filed as an exhibit thereto is not so summarized, described or filed;

               (ix) the descriptions contained in the SEC Documents which purport to summarize the provisions of statutes, rules and regulations are accurate summaries in all material respects, and such descriptions fairly present in all material respects the information shown, and the descriptions contained in the SEC Documents that concern matters of law or legal conclusions have been reviewed by such counsel and are correct in all material respects; and

               (x) no authorization, approval, consent or license of any governmental or regulatory authority or agency is necessary in connection with: (a) the authorization, issuance, sale, or delivery of the Shares by the Company or
          (b) the execution, delivery and performance of the Purchase Agreement by the Company.

                                                     page 41 of 41 pages




                             SCHEDULE 2.06

          Seller and its Vice President of Sales, Steven Norwood, have been named as defendants in a legal action brought by Aspect Development, Inc. and its subsidiary Cadis, Inc. In this suit, brought in the U.S. District Court, Northern District of California, Aspect and Cadis have alleged that Mr. Norwood, formerly of Cadis, misappropriated certain trade secrets, breached his fiduciary duty, breached his employee confidentiality agreement and intentionally interfered with Aspect's and Cadis' business relations. Similar allegations were made against Seller. In a temporary ruling, effective until a hearing scheduled for February 6, 1998, the court ordered Mr. Norwood to comply with this employee confidentiality agreement, and ordered Seller and Mr. Norwood to not destroy confidential Cadis documents (which they do not possess) but specifically ruled that neither Seller nor Mr. Norwood is restricted from contacting any customers or prospective customers of any of the parties.

          Seller and Mr. Norwood categorically deny that they are in possession of any trade secrets or confidential information of Aspect or Cadis, that Seller has ever been in possession of such information or that Mr. Norwood has been in possession of any such information since his departure from Cadis. In the event jurisdiction is established in this case, Seller and Mr. Norwood intend to vigorously defend against all of the allegations made by Aspect and Cadis and to bring counterclaims against Aspect and Cadis for actions taken by them for the improper purpose of restricting Seller's ability to compete in the component and supplier management (CSM) market, seeking damages as well as injunctive relief, in addition to recovery of its legal fees and other costs of defending the action.

          While Seller does not believe that this litigation will have a material adverse affect on Seller's business, operations or financial condition, there can be no assurance that this litigation will not become material at a later date.